SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO FILE 13d-2(a)


                               JNS Marketing, Inc.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    466224300
                                  ------------
                                 (CUSIP Number)


                           Mark J. Richardson, Esquire
                             Richardson & Associates
                          1299 Ocean Avenue, Suite 900
                         Santa Monica, California 90401
                                 (310) 393-9992
                  ---------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 22, 2001
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|



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1.       NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

         Latinocare Management, Inc./95-4518975
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  / /
                                                              (b)  / /
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3.       SEC USE ONLY

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4. SOURCE OF FUNDS:

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

                                                            / /
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         California
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NUMBER OF SHARES                 7.   SOLE VOTING POWER
BENEFICIALLY OWNED                    3,270,000
BY EACH REPORTING                --------------------------------------------
PERSON WITH                      8.   SHARED VOTING POWER
                                      None
                                 --------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      3,270,000
                                 --------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER
                                      None
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,270,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                               / /
------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         79%(1)
--------------------------------------------------------------------------------

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14.      TYPE OF REPORTING PERSON
         CO
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(1) Based upon 4,141,455 shares of Common Stock outstanding on October 22, 2001.

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock (the "Common Stock") of JNS Marketing, Inc., 4150 Long Beach Boulevard, Long Beach, California 90807.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) Latinocare Management, Inc., a California corporation (the "Report-ing Person").

         (b) The Reporting Person's principal business address and principal office address is 4150 Long Beach Boulevard, Long Beach, California 90807.

         (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used working capital funds to acquire the securities. The Reporting Person paid an aggregate of $300,000 as consideration for the securities as described in Item 5(c) of this Report.


ITEM 4. PURPOSE OF TRANSACTION.

         (b) The Reporting Person purchased 3,270,000 shares of Common Stock of the Issuer to effectuate a change of control which will result in a share exchange between the shareholders of the Reporting Person and the Issuer, whereby the Reporting Person will become a wholly owned subsidiary of the Issuer.

         (d) The current members of the Issuer's board of directors will resign and the following persons will be appointed to the Issuer's board of directors:
Jose J. Gonzalez, Joseph Luevanos, and Robert Chiprut.

         (e) Upon the consummation of the Agreement and Plan of Reorganization (the "Plan") pursuant to which the Reporting Person will become a wholly owned subsidiary of the Issuer, the Issuer will have approximately 14,529,100 shares of Common Stock issued and outstanding.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 3,270,000 shares of Common Stock. The 3,270,000 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 79% of the Common Stock. This calculation is based upon 4,141,455 shares of Common Stock outstanding on October 22, 2001.

         (b) The Reporting Person has the sole power to vote and to dispose of 3,270,000 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

         (c)      None.

         (d)      None.

         (e)      None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person plans to enter into an Agreement and Plan of Reorganization with the Issuer to effectuate a change of control which will result in a share exchange between shareholders of the Reporting Person and the Issuer, whereby the Reporting Person will become a wholly owned subsidiary of the Issuer, and the existing shareholders of the Reporting Person will become the majority shareholders of the Issuer. The Reporting Person is currently soliciting the consents of its shareholders. The parties intend to consummate such transaction as soon as practicable. Upon consummation of this transaction, the shareholders of the Reporting Person will own an aggregate of 13,657,645 shares of the Common Stock or approximately 94% of the outstanding shares of Common Stock (based upon 14,529,100 shares of Common Stock outstanding after the consummation of the transaction).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 2.1 - Agreement and Plan of Reorganization, dated December 5, 2001.

         Exhibit 10.1 - Share Purchase Agreement, dated July 18, 2001.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: November 1, 2001                         /s/ Jose J. Gonzalez
                                                -------------------------------
                                                Jose J. Gonzalez, President of
                                                Latinocare Management, Inc.